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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

MathStar, Inc.
(Name of Subject Company)

MathStar, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

576801302
(CUSIP Number of Class of Securities)

Douglas M. Pihl
Chairman, President and Chief Executive Officer
19075 NW Tanasbourne Drive, Suite 200
Hillsboro, Oregon 97124
(503) 726-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michele D. Vaillancourt Winthrop & Weinstine, P.A. 225 South Sixth Street, Suite 3500 Minneapolis, Minnesota 55402 (612) 604-6400	Karen V. Bertulli Winthrop & Weinstine, P.A. 225 South Sixth Street, Suite 3500 Minneapolis, Minnesota 55402 (612) 604-6400
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company is MathStar, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 19075 NW Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124. The telephone number of the Company at its principal executive offices is (503) 726-5500.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Statement") relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). As of June 10, 2009, there were 9,181,497 shares of Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address

        The filing person of this Statement is the subject company, MathStar, Inc. The Company's name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

The Offer

        This Statement relates to the unsolicited tender offer by Tiberius Capital II, LLC, an Illinois limited liability company (the "Purchaser"), which was newly organized for the purpose of making such offer, to acquire 4,682,564 of the issued and outstanding shares of Common Stock ("Shares") of the Company, representing approximately 51% of the Company's outstanding Shares of Common Stock, at a net price per Share equal to $1.15 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 1, 2009 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal," and, together with the Offer to Purchase and any amendments or supplements thereto, the "Offer").

        According to the Offer to Purchase, the Purchaser is managed by Tiberius Management, Inc., an Illinois corporation, and the Purchaser is wholly owned by its sole member, Hyperion Capital, L.P., an Illinois limited partnership. Hyperion Capital, L.P. is engaged in the investment business for the proprietary account of Mr. John M. Fife ("Mr. Fife") and is the sole shareholder of Tiberius Management, Inc., the sole member of the Purchaser and the sole member of Tiberius Capital, LLC, an Illinois limited liability company. The general partner of Hyperion Capital, L.P. is Hyperion Capital Management, LLC, an Illinois limited liability company, which is engaged in the investment business for the proprietary account of Mr. Fife. The manager of Hyperion Capital Management, LLC is Fife Trading, Inc., an Illinois corporation, which is engaged in the investment business for the proprietary account of Mr. Fife. Mr. Fife, of Chicago, Illinois and a U.S. citizen, is a professional investor and is the sole limited partner of Hyperion Capital, L.P., the sole member of Hyperion Management, LLC, and the sole shareholder of Fife Trading, Inc. Mr. Fife may be deemed to control, and to beneficially own securities owned by, each of Fife Trading, Inc., Hyperion Capital Management, LLC, Hyperion Capital, L.P. Tiberius Management, Inc., Tiberius Capital, LLC, and the Purchaser.

        The Offer was commenced on June 1, 2009 and is presently scheduled to expire at 12:01 A.M., New York City time, on Tuesday, June 30, 2009, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares which, together with the Shares then owned by the Purchaser and its affiliates, represents a majority of the total number of Shares then outstanding; (ii) being satisfied that no takeover defenses (such as a "poison pill" shareholder rights plan, a staggered board of directors, an increase in the size of the Company's Board of Directors from its current five members, or any issuance of preferred stock) exist for the Company; (iii) the Purchaser being satisfied that it will control the Company's Board of Directors immediately after the Offer is consummated; (iv) the Purchaser being satisfied that the Company retains a minimum of $13.75 million in cash or long-term marketable securities at the time the Purchaser assumes control of the Company's Board of Directors; (v) the Purchaser being satisfied that the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Offer; and (vi) the Purchaser being satisfied that the total stockholders' equity of the Company is at least $14 million at the time the Purchaser assumes control of the Company's Board of Directors.

        The purpose of the Offer as stated in the Offer to Purchase is to enable the Purchaser to acquire control of the Company in order to preserve and enhance shareholder value through possible strategic alternatives such as: an extraordinary cash dividend; a stock repurchase program or an issuer self-tender; selling or licensing the Company's technology assets; a "restart" in which the Company would hire programmers and other personnel to improve and to commercially exploit the Company's technology assets; and/or a merger or other combination with another company. As set forth in the Offer to Purchase, the Purchaser reserves the right to participate in any extraordinary cash dividend or stock repurchase program with respect to any or all of its Shares. The Offer is for a majority of the issued and outstanding Shares. The Purchaser does not seek to purchase all of the issued and outstanding Shares.

        In addition to the conditions described above, the Offer is subject to the satisfaction of certain other conditions, some of which may be influenced by actions of the Board, including, but not limited to, the following:

  •
  There having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to Shares then owned by the Purchaser and its affiliates, shall constitute a majority of the then outstanding Shares. Notwithstanding the condition described in the foregoing sentence or any other provision in the Offer to Purchase, the Purchaser reserves the right (but is not obligated) to waive this condition and to close on its purchase of the Shares pursuant to the Offer, if at least 3,750,000 Shares are tendered (the "Minimum Tender Condition").

  •
  The Purchaser being satisfied, in its sole discretion, that the Company does not have any takeover defenses, including, without limitation, a "poison pill" shareholder rights plan, a staggered board of directors, an increase in the size of its Board of Directors from its current five members, and any issuance of shares of preferred stock (the "No Takeover Defenses Condition").

  •
  The Purchaser being satisfied, in its sole discretion, that the Company retains at least $13.75 million in cash or long-term marketable securities at the time the Purchaser assumes control of the Company's Board of Directors (the "Minimum Cash Condition").

  •
  The Purchaser being satisfied, in its sole discretion, that the Company has not entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser's ability to acquire the Shares pursuant to the Offer or otherwise diminishing the expected value to the Purchaser of the acquisition of such Shares (the "No Impairment Condition").

  •
  The Purchaser being satisfied, in its sole discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 ("Section 203") of the Delaware General Corporation Law, as amended (the "DGCL"), are inapplicable to the Offer (the "Section 203 Condition"). In general, Section 203 prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time at which such stockholder became an interested stockholder unless (i) prior to such time, the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation), or (iii) at or subsequent to such time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

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  The Purchaser being satisfied, in its sole discretion, that the Purchaser will, immediately after the Offer is consummated, control the Company's Board of Directors by means of the resignation of three of the Company's current directors and the appointment of Mr. Fife, Mr. Robert T. Sullivan and Mr. John N. Finlayson by the remaining directors to fill the resulting vacancies (the "Board Control Condition"). If the Offer is consummated, the Purchaser would become the majority stockholder of the Company. In that case, the Purchaser believes that it is fair and reasonable for the Purchaser to expect to have commensurate or otherwise appropriate representation on the Company' Board. In order to provide for such control, the Purchaser expects the Company's Board members, except for Mr. Douglas M. Pihl and another designated director, both of whom the Purchaser would invite to remain on the Board of Directors in order to provide continuity, to resign and for Mr. Fife, Mr. Sullivan and Mr. Finlayson to be appointed to the Board to fill the resulting vacancies.

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  The Purchaser being satisfied, in its sole discretion, that the total stockholders' equity of the Company remains at least $14 million at the time the Purchaser assumes control of the Company's Board of Directors (the "Minimum Stockholders' Equity Condition"). The total stockholders' equity of the Company was $14,491,000 as of March 31, 2009, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission (the "SEC") on May 15, 2009.

        The Offer is also subject to other conditions set forth in the Offer to Purchase.

        The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the "Schedule TO"), filed by the Purchaser with the SEC on June 1, 2009.

        The Schedule TO states that the principal executive offices of the Purchaser are located at 303 East Wacker Drive, Suite 311, Chicago, Illinois 60601, and that the telephone number at such principal executive offices is (312) 565-1569.

        Upon filing this Statement with the SEC, the Company will make this Statement publicly available on the internet at http://www.mathstar.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        To the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements, or undertakings, nor any actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company and any of the Company's executive officers, directors or affiliates or (ii) the Purchaser and any of the Purchaser's executive officers, directors or affiliates set forth on Schedule A to the Offer to Purchase, on the other hand.

Exhibit (e)(1) to this Statement includes the following sections of the Company's Proxy Statement filed with the SEC on June 4, 2009 (the "Proxy Statement"): "Director Compensation," "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation."

        Any information contained in the sections of the Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained in this Statement modifies or supersedes such information.

Relationship with the Purchaser

        According to the Offer to Purchase, as of June 1, 2009, Mr. Fife, an affiliate of the Purchaser, was the owner of 53,087 Shares, which were acquired in open market purchases. The 53,087 Shares owned by Mr. Fife represent less than 1% of the outstanding Shares.

Consideration Payable Pursuant to the Offer

        If the Company's directors and executive officers, each of whom is identified on Annex A hereto, were to tender any Shares they own pursuant to the Offer, they would receive $1.15 net per Share in cash on the same terms and conditions as the other stockholders of the Company tendering Shares in the Offer. As of June 10, 2009, the directors and executive officers of the Company beneficially owned 486,665 outstanding Shares in the aggregate (excluding warrants and options to purchase Shares, which are addressed below under the section entitled "Potential Payments upon Termination or Change in Control"). If the directors and executive officers of the Company were to tender all such Shares owned by them in the Offer, and the Purchaser accepted for purchase and purchased such Shares, the directors and executive officers would receive approximately $559,665 in the aggregate. As discussed below under "Item 4.—The Solicitation or Recommendation," to the knowledge of the Company, none of the Company's directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Offer. In addition, to the knowledge of the Company, Mr. Douglas M. Pihl and Mr. John M. Jennings, who are the only executive officers of the Company, do not intend to serve as executive officers of the Company if the Offer is successfully completed.

Potential Payments upon Termination or Change in Control

        Severance Agreements.    On May 20, 2008, in connection with the Board's decision to curtail the Company's operations, the Board approved severance payments for all of the Company's employees, including a severance payment equal to 12 months of base pay for Douglas M. Pihl and a severance payment equal to six months of base pay for John M. Jennings, the Company's Chief Accounting Officer. The severance payments are set forth in the Summary Compensation Table included in Exhibit (e)(1). The severance payments subsequently were made to all of the Company's employees, including the $216,286 severance payment to Mr. Pihl under a Severance Agreement dated as of July 14, 2008 (the "Severance Agreement") and the $80,000 severance payment to Mr. Jennings under a Severance Agreement dated July 14, 2008.

        Because it was not the Board's intent to pay Mr. Pihl a severance payment until his employment with the Company was severed, on May 7, 2009, the Company entered into an agreement with Mr. Pihl (the "Amendment") under which the parties amended the July 2008 Severance Agreement. Under the Amendment, Mr. Pihl paid back to the Company the severance payment that the Company paid to him under the July 2008 Severance Agreement, net of withholdings, consisting of a payment of $118,112, plus interest, for a total repayment amount of $119,441. The Company will either apply for a refund of the withholding taxes it paid on Mr. Pihl's severance payment or credit such amount against future withholding taxes due until the credit is fully utilized. The Amendment provides for a severance payment by the Company to Mr. Pihl equal to 12 months of Mr. Pihl's salary in effect at the time of his severance from employment with the Company unless the Company terminates his employment for

"cause" or Mr. Pihl dies while employed by the Company, as described in the Amendment. Under the Amendment, Mr. Pihl and the Company also agreed that at the time of any severance payment by the Company to Mr. Pihl, they would enter into a Severance Agreement substantially in the form attached to the Amendment.

        Incentive Awards and Warrants.    The Company's directors and executive officers are eligible to receive incentive awards under the MathStar, Inc. Amended and Restated 2004 Long-Term Incentive Plan (the "Plan").

        As of June 10, 2009, the Company's non-employee directors (consisting of Benno G. Sand, Merrill A. McPeak, Michael O. Maerz and Richard C. Perkins) held options to purchase a total of 41,667 Shares, with exercise prices ranging from $0.72 to $41.25 per Share and an average exercise price of approximately $19.57 per Share. Of these options, options to purchase 32,000 Shares were exercisable and options to purchase 9,667 Shares were not exercisable. As described in the table on the following page, on June 10, 2009, Mr. Sand, Mr. McPeak and Mr. Maerz each held options to purchase 1,000 Shares with an exercise price of $0.72 per Share, and Mr. Perkins held options to purchase 5,000 Shares with an exercise price of $0.88 per Share. The remaining options held by the Company's non-employee directors as of June 10, 2009, consisting of options to purchase a total of 33,667 Shares, had exercise prices above the $1.15 Offer Price.

        Also, as of June 10, 2009, Mr. Pihl and Mr. Jennings, the two executive officers of the Company, held options to purchase a total of 26,000 Shares, with exercise prices ranging from $8.45 to $31.50 per Share and an average exercise price of approximately $15.54 per Share. Of these options, options to purchase 15,000 Shares were exercisable and options to purchase 11,000 Shares were not exercisable. All of these options have exercise prices above the $1.15 Offer Price.

        In addition to the options held by the Company's executive officers and directors, Mr. Richard C. Perkins may be deemed to the beneficial owner of warrants to purchase 4,664 Shares, which are fully vested. The warrants are held in client accounts for which Perkins Capital Management, Inc. ("PCM") is the investment advisor. Mr. Perkins holds 20% of the equity interests of PCM and thus may be deemed to be the beneficial owner of such warrants. The warrants have an exercise price of $24.00 per Share, which is greater than the $1.15 Offer Price.

        Payments Upon a Change in Control.    All presently unvested options to purchase Shares held by directors and executive officers of the Company were issued pursuant to the Company's Plan, which provides that the Compensation Committee of the Board (the "Compensation Committee"), as administrator of the Plan, in its discretion, exercisable at any time before a sale, merger, consolidation, reorganization, liquidation, dissolution or other "change in control" transaction (as the term "change in control" is defined in the Plan), may provide for the acceleration of vesting of such awards, including in the event of a change in control. Upon a change in control of the Company, such as would occur if the Offer is successfully completed and the Purchaser acquired approximately 51% of the outstanding Shares, assuming that the Compensation Committee provides for such acceleration of vesting under the Plan (it being understood that the Compensation Committee is under no obligation to do so), unvested options to purchase 20,667 Shares held by such directors and executive officers would fully vest.

        No Termination of Employment.    The following table describes for each executive officer (assuming that such executive officer continues employment in the same or similar capacity) and each director, the potential payments due upon a change in control of the Company assuming that the Compensation Committee determines, pursuant to its authority as administrator of the Plan, to accelerate the vesting of all outstanding options to purchase Shares upon such a change in control (it being understood that the Compensation Committee is under no obligation to do so):

Name	Acceleration of Vesting of Options ($)(1)		Total ($)
Douglas M. Pihl	—		—
Benno G. Sand	430	(2)	430
Merrill A. McPeak	430	(2)	430
Michael O. Maerz	430	(2)	430
Richard C. Perkins	1,350	(3)	1,350
John M. Jennings	—		—

    (1)
    Of the options to purchase Shares held by the Company's directors and executive officers, options to purchase 47,000 Shares were vested and options to purchase 20,667 Shares were not vested. No value is recognized or shown for options or warrants with exercise prices above the $1.15 Offer Price.

    (2)
    Consists of the difference between the $0.72 exercise price of the options held by each of such individuals and the $1.15 Offer Price, multiplied by the 1,000 Shares subject to each of such options.

    (3)
    Consists of the difference between the $0.88 exercise price of the options held by Mr. Perkins and the $1.15 Offer Price, multiplied by the 5,000 Shares subject to such options.

        To the knowledge of the Company, Mr. Pihl and Mr. Jennings, who are the Company's executive officers, do not intend to serve as executive officers of the Company if the Offer is successfully completed.

        Qualified Termination of Employment.    The following table describes the potential payments to Mr. Pihl and Mr. Jennings, who are the only executive officers of the Company, under the Amendment and the Plan upon their termination of employment with the Company upon a change in control, assuming termination as of May 31, 2009:

Name	Base Salary ($)(1)	Acceleration of Vesting of Options ($)(2)	Benefits ($)(3)	Total ($)
Douglas M. Pihl	216,286	—	14,988	231,274
John M. Jennings	—	—	—	—

    (1)
    Base salary is based on the annual salary for the year ending December 31, 2009 over the severance period (one year).

    (2)
    The options have no value, as their exercise prices are greater than the $1.15 per Share Offer Price.

    (3)
    Benefits consist of a continuation of the group medical insurance coverage previously provided to Mr. Pihl by the Company or comparable medical insurance coverage for 18 months following the effective date of termination.

Exculpation and Indemnification of Company Directors and Officers

        Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. The Company's certificate of incorporation (the "Certificate") includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty, (ii) for acts or omissions not in good faith, involving intentional misconduct, or involving knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which a director derives an improper personal benefit.

        Additionally, as permitted by Section 145 of the DGCL, the Company's Certificate and bylaws (the "Bylaws") provide that (i) the Company shall indemnify its directors, officers, employees and agents to the fullest extent authorized or permitted by the DGCL, (ii) the rights conferred in the Certificate and Bylaws are not exclusive of any other rights to indemnification under any agreement or otherwise, and (iii) the Company may purchase and maintain director and officer liability insurance on behalf of any person who is or was a director, officer, employee or agent of the Company. The Company has purchased directors' and officers' liability insurance insuring the Company's directors and officers against certain claims that may be asserted against them in their capacity as directors and officers of the Company.

Item 4.    The Solicitation or Recommendation.

Solicitation Recommendation

        As described in more detail below, upon careful consideration of the Offer, and based upon the terms and conditions of the Offer, the Board members present at the June 4, 2009 meeting at which the Offer was considered unanimously determined that the Offer is inadequate and not in the best interests of the Company and its stockholders. The Board believes that in light of the strategic alternatives available to and being considered by the Company's Board, the interests of the stockholders will best be served by the Company continuing to pursue these alternatives. Accordingly, the Board has determined to recommend that the Company's stockholders reject the Offer and not tender their Shares in the Offer.

        If you have not tendered your Shares in the Offer, you do not need to take any action if you do not want to tender them in the Offer.

        If you have tendered your Shares in the Offer, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company's information agent, The Proxy Advisory Group, LLC, at the address and phone number below:

The Proxy Advisory Group, LLC
18 East 41st Street
Suite 2000
New York, NY 10017
Phone: (888) 337-7699 (888-33PROXY)

        See "Reasons for the Board's Recommendation" below for further detail.

Intent to Tender

        In light of (i) the Purchaser's cash offer of $1.15 per Share and (ii) the Board's recommendation, to the Company's knowledge, after making reasonable inquiry, the directors and executive officers of the Company do not currently intend to tender or sell Shares held of record or beneficially owned by them to the Purchaser in the Offer. In addition, to the knowledge of the Company, Mr. Pihl and Mr. Jennings, who are the Company's executive officers, do not intend to serve as executive officers of the Company if the Offer is successfully completed.

Background of the Offer

        On May 15, 18 and 19, 2009, Mr. Pihl, Chairman, President and Chief Executive Officer of the Company, received voicemail messages from Mr. Fife of the Purchaser. In two telephone calls on May 19, 2009 and May 20, 2009 between Mr. Pihl and Mr. Fife, Mr. Fife offered to work with the Company to purchase Shares from certain stockholders of the Company. On May 21, 2009, Mr. Pihl received the following letter from Tiberius Management, Inc., which is identified in the Offer to Purchase as an affiliate of the Purchaser.

Tiberius Management, Inc.
303 East Wacker Drive—Suite 311
Chicago, IL 60601
(312) 565-1569

  Mr. Douglas M. Pihl
  Chief Executive Officer and Chief Financial Officer
  MathStar, Inc.
  19075 NW Tanasbourne, Suite 200
  Hillsboro, Oregon 97124

  Dear Doug:

  Thank you for speaking with me yesterday. As we discussed, I am a shareholder of MathStar, Inc. (the "Company"), and I am very interested in acquiring a significant position in the Company. I would like to work with you and the Board of Directors in order to facilitate your efforts to realize value from the Company's intellectual property.

  I have attached a brief description of my background and activities to this letter. I am not in any way affiliated with any company or fund that might have previously expressed interest in the Company.

  I understand that the Company has been developing programmable FPOA chips and design tools and you have an accumulated deficit of $141.1 million. You have developed high-quality chips but have found that the related software is unwieldy. As a result, in May 2008 the Board of Directors voted to suspend research and development activities and curtail ongoing operations. Currently, you are working with Core, an investment bank located in Colorado, to explore strategic alternatives that may include selling the Company's intellectual property, and you also are considering restarting the Company, merging with or acquiring another company or liquidation.

  I am writing to propose the following, which I believe will provide liquidity for shareholders who want it now, and will permit shareholders who believe in the technology and wish to remain as shareholders to potentially reap the upside rewards. I am asking for the support of the Company's Board of Directors for my plan:

    1.
    Tiberius Capital II, LLC, an entity which I'll indirectly control, immediately will conduct a partial tender offer (the "Tender Offer") for at least 40% of the Company's outstanding common stock, par value $0.01 per share (the "Common Stock"). The price will be higher than the $1.04 recently offered by another company. In this way, those shareholders who desire liquidity will have an opportunity to obtain it without depressing the market price.

    2.
    You will enter into an employment agreement to remain as Chairman, CEO and President pursuant to which you will continue to supervise the efforts to sell or license the Company's intellectual property and/or identify a merger candidate, and will receive your full salary and benefits, and a bonus equal to 10% of the value that you provide to the shareholders upon successful sale or licensure of the technology.

    3.
    The Board of Directors will be comprised of five members, of which I will designate three and you will designate two.

    4.
    The Board of Directors will work with you to explore additional ways to maximize shareholder value, which might include a restart, a partial stock repurchase plan, or a special or extraordinary dividend.

  As I intend to increase my indirect ownership of Common Stock, I believe that the structure outlined above would be the most advantageous to the Company's shareholders and the one most likely to enable them to maximize the value of their investment.

  I will be available tomorrow, Friday, May 22, 2009, to discuss the plan outlined above with you and the other members of the Board of Directors. I'm sure you and your Board will have questions and I'll be happy to answer them. You can reach me at 312-565-1569.

  My proposal is not conditioned on the receipt of any financing as I have all the funds necessary in my proprietary accounts. I would greatly appreciate a response by the close of business on Tuesday, May 26, 2009. If I do not hear from you by that time, this proposal is automatically withdrawn.

  Best wishes,

  John M. Fife, for
  Tiberius Management, Inc.

        On May 22, 2009, Mr. Pihl distributed copies of the foregoing letter to the members of the Company's Board of Directors and to Winthrop & Weinstine, P.A. ("Winthrop"), the Company's outside legal counsel.

Purposes of the Offer and Plans, Proposals or Negotiations.

        On May 22, 2009, at its Board meeting at which Winthrop was in attendance, the Board discussed Mr. Pihl's conversations with Mr. Fife and the letter from Tiberius Management, Inc. set forth above. After a thorough discussion, the Board determined that it was not in the best interests of the Company and its stockholders to pursue a transaction with the Purchaser at that time. The Board determined not to respond to the letter from Tiberius Management, Inc. and to allow the proposal to expire in accordance with its terms.

        On June 1, 2009, the Purchaser and its affiliates commenced the Offer for approximately 51% of the Company's outstanding Shares and filed the Schedule TO with the SEC.

        On June 4, 2009, the Board met to discuss what recommendation, if any, it should make to the Company's stockholders with respect to the Offer. Mr. Merrill A. McPeak was the only Board member that was not present at the meeting. The Company's legal advisor was present at the meeting. After careful consideration, including taking into account the factors set forth below under "Reasons for the Board's Recommendation," the Board members present at the meeting unanimously determined that the Offer was inadequate and not in the best interests of the Company and its stockholders. Accordingly, such Board members determined to recommend that the Company's stockholders reject the Offer and not tender their Shares in the Offer, and they subsequently approved the filing of this Statement with the SEC in connection with the Offer.

Reasons for the Board's Recommendation

        The Board has conducted a thorough review and consideration of the Offer and has determined that the Offer is not in the best interests of the Company and its stockholders and that the Company's stockholders should reject the Offer and not tender their Shares in the Offer.

        The Board considered each of the following factors in support of its recommendation that the Company's stockholders reject the Offer and not tender their Shares to the Purchaser in the Offer:

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  The Offer is being made for only 51% of our Company's total outstanding shares, with no assurance that stockholders whose Shares are not purchased in the Offer will receive any cash consideration for their Shares, or that any of the tendering stockholders would have all of their Shares purchased. By its terms, the Offer by the Purchaser is for 4,682,564 Shares, representing approximately 51% of the outstanding Shares. As set forth in the Offer to Purchase, the Purchaser reserves the right (but is not obligated) to purchase more than 4,682,564 Shares, if more than 4,682,564 Shares are tendered, or to waive any condition of the Offer and accept fewer than 4,682,564 Shares, if at least 3,750,000 Shares are tendered. The Offer to Purchase also provides that if more than 4,682,564 Shares are tendered and not properly withdrawn before the "Expiration Date" of the Offer (as defined in the Offer to Purchase), and the Purchaser elects to purchase more than 4,682,564 Shares but fewer than the number of Shares tendered, then the Purchaser will purchase the elected number of Shares on a pro rata basis from all tendering stockholders, based on the total number of Shares validly tendered in the Offer by each tendering stockholder and not properly withdrawn. Thus, a stockholder tendering Shares in the Offer may have none or only some of the stockholder's Shares purchased in the Offer. As to any Shares not purchased in the Offer, there likely will be less liquidity in the market for the sale of such Shares.

  •
  The Purchaser's $1.15 per Share Offer is less than the estimated $1.40 liquidation value of the Company and thus is financially inadequate. As of March 31, 2009, the Company had cash, cash equivalents and long-term investments of approximately $14,782,000. After full payment of the Company's outstanding obligations for its leased space and its contractual obligations for design tool leases, and assuming liquidation expenses of approximately $500,000, the liquidation value per Share would be approximately $1.40. This does not take into account revenue from any sales of the Company's existing inventory of field programmable object array ("FPOA") chips or its FPOA technology, neither of which can be assured. Based on this information, the Board members present at the meeting at which the Offer was considered unanimously concluded that the $1.15 per Share Offer is financially inadequate.

  •
  The Offer does not include a clearly stated plan for the Company's future.  In the Offer to Purchase, the Purchaser states it is making the Offer because it wants to control the Company in order to preserve and enhance stockholder value through possible strategic alternatives, including an extraordinary cash dividend; a stock repurchase program or an issuer self-tender; selling or licensing the Company's technology assets; a "restart" in which the Company would hire programmers and other personnel to improve and to commercially exploit the Company's technology assets; and/or a merger or other combination with another company. However, the Purchaser does not offer any explanation for the Company's future beyond this list of possibilities. Thus, any stockholder with Shares not purchased in the Offer would be holding Shares in the Company, which would have an uncertain future. In addition, in the Offer to Purchase, the Purchaser reserves the right to participate in any extraordinary cash dividend or stock repurchase program with respect to any or all of its Shares.

  •
  The Purchaser does not explain how it would deal with the issues presented by Section 203 of the DGCL. Section 203 of the DGCL prevents an interested stockholder, which generally would include the Purchaser if it is successful in acquiring even 15% of the Company's outstanding

    Shares, from engaging in a business combination with a Delaware corporation for three years unless (i) prior to such time, the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation), or (iii) at or subsequent to such time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. One of the conditions of the Purchaser's Offer is that the Purchaser is satisfied that the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL are inapplicable to the Offer. As proposed, the acquisition by the Purchaser of approximately 51% of the Company's Shares in the Offer would cause the Purchaser to become an "interested stockholder" under Section 203 of the DGCL. Yet the Offer to Purchase does not include a plan for dealing with this issue.

  •
  If the Offer is successfully completed, the Company's approximately $140 million in net operating loss carryforwards ("NOLs") will be reduced or eliminated. One of the criteria the Company's Board has used in evaluating and structuring strategic transactions is the likelihood that, if successful, the surviving entity could use at least some of the Company's approximately $140 million in NOLs. The Offer to Purchase states that if the Purchaser is successful in completing the Offer, the NOLs would probably not be preserved and may be eliminated altogether. The Offer to Purchase also states that if a merger partner is identified in the future, the merger consideration might be significantly reduced as a result of the diminution or elimination of the NOLs and, if the Company's business is restarted, offsets to taxable income, if any, may not be available to the Company. Thus, upon the Purchaser's successful completion of the Offer, the value of the NOLs to the Company and its remaining stockholders whose Shares were not purchased in the Offer would be diminished or lost.

  •
  The Offer fails to take into account strategic transactions currently being considered by the Company's Board of Directors, and, if the Offer is successfully completed, it probably would result in such transactions not moving forward. Currently, the Company's Board is conducting due diligence on two potential opportunities that it believes could enhance stockholder value. Although the Board cannot make any assurances, it is optimistic that one of these opportunities could result in a transaction proposal to stockholders.

  •
  The Board is considering a potential merger with a privately-held company that meets many of the criteria the Board set forth earlier regarding potential strategic transactions. The privately-held company could productively use additional cash for expansion.

  •
  The Company's Board is also considering a restart of the Company's operations based upon an opportunity to acquire and commercialize new technology closely related to the core video applications previously developed by the Company. This approach could potentially be less dilutive to the Company's current stockholders while preserving and using the Company's NOLs.

    The Company is engaging with outside advisors to analyze the business plans, the technology and the market opportunity for each approach as well as to perform due diligence and to assist in negotiations. The Company's Board believes, assuming successful due diligence and the negotiation of favorable transaction terms, that each of these opportunities offers the potential to create more value than the Offer. If the Offer is successfully completed, the Company in all likelihood would not be able to proceed with these transactions.

  •
  The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer.

  •
  No Takeover Defenses Condition.  The Offer is conditioned upon the Purchaser being satisfied, in its sole discretion, that the Company does not have any takeover defenses, including, without limitation, a "poison pill" shareholder rights plan, a staggered Board of Directors, an increase in the size of its Board of Directors from its current five members, and any issuance of preferred stock. Thus, if the Company's Board takes any of these actions or any other action that may have an anti-takeover effect, the Purchaser would not be required to complete the Offer.

  •
  Minimum Cash Condition.  The Offer is conditioned on the Purchaser being satisfied, in its sole discretion, that the Company retains at least $13.75 million in cash or long-term marketable securities at the time the Purchaser assumes control of the Company's Board of Directors. Based on the Company's budget for the year ending December 31, 2009, this condition may become unfulfilled beginning on approximately October 1, 2009. If the Purchaser did not obtain control of the Company's Board before that time, the Purchaser would then not be obligated to purchase Shares in the Offer.

  •
  No Impairment Condition.  The Offer is conditioned upon the Purchaser being satisfied, in its sole discretion, that the Company has not entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser's ability to acquire the Shares in the Offer or otherwise diminishing the expected value to the Purchaser of the acquisition of such Shares. Thus, if the Company's Board approves and the Company enters into any agreement, arrangement or transaction having these effects, the Purchaser would not be required to complete the Offer.

  •
  Section 203 Condition.  As described under Item 2 of this Statement, the Offer is conditioned on the Section 203 Condition, which must be satisfied in the sole discretion of the Purchaser and that would not be satisfied if the Offer was successfully completed as proposed in the Offer to Purchase. Thus, this condition already may have failed to be fulfilled. The Purchaser may argue that the failure to satisfy this condition provides it an unfettered ability to deem this condition unsatisfied.

  •
  Board Control Provision.  The Offer is also conditioned on the Purchaser being satisfied, in its sole discretion, that the Purchaser will, immediately after the Offer is consummated, control the Company's Board of Directors by means of the resignation of three of the Company's current directors and the appointment to the Board of three other individuals identified in the Offer to Purchase. There is no agreement by any member of the Company's Board to resign if the Offer is successfully completed. Thus, there can be no assurance that this condition can or will be fulfilled.

  •
  Highly Conditional Offer.  The effect of these, and other conditions set forth in the Offer to Purchase, is that the Company's stockholders cannot be assured that the Purchaser will be required to complete its Offer.

        The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but it includes the material information and factors considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

        Accordingly, the Board recommends that the Company's stockholders reject the Offer and not tender their Shares in the Offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

The Proxy Advisory Group, LLC

        The Company has engaged The Proxy Advisory Group, LLC to assist it in connection with the Company's communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to The Proxy Advisory Group, LLC for such services and to reimburse The Proxy Advisory Group, LLC for its expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

        Except for The Proxy Advisory Group, LLC, neither the Company nor any person acting on its behalf has directly or indirectly employed, retained, or compensated any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the Company's knowledge after reasonable inquiry and a review of Form 4 filings with the SEC, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        The Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. The Company was engaged in due diligence and preliminary negotiations as described in Item 4 of this Statement before it received the Offer and the Offer to Purchase, and it is continuing such due diligence and negotiations.

        There are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information.

Delaware General Corporation Law

        The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer.

        Business Combination Statute.    Section 203 of the DGCL prevents an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

  (i)
  before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

  (ii)
  upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

  (iii)
  following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

        Appraisal Rights.    Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Purchaser purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share ultimately paid in the Offer or any subsequent merger.

        Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

        The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Forward-Looking Statements

        Certain statements contained in this Statement may constitute "forward-looking statements." The Company may also make forward-looking statements in other filings with the SEC, in materials delivered to stockholders and in press releases. In addition, the Company's representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipates," "in the opinion," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "projects," "potential," "continue," and similar expressions may be intended to identify forward-looking statements.

        Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors, including, without limitation, factors described in "Item 1A. Risk Factors" of the Company's Annual Report on Form 10-K for the year ended December 31, 2008 and in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

Item 9.    Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.		Description
(a)	(1)	Press Release issued by the Company on June 12, 2009.

(a)	(2)	Letter to Company stockholders dated June 12, 2009.

(e)	(1)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on June 4, 2009.

(e)	(2)	MathStar, Inc. Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 23, 2008).

(e)	(3)	Agreement between the Company and Douglas M. Pihl dated May 7, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 8, 2009).

(e)	(4)	Form of Non-Statutory Stock Option Agreement used under the Plan for the grant of options to executive officers and Directors (incorporated by reference to Exhibit 10.16 to the Company's Amendment No. 1 to Form S-1 Registration Statement filed with the SEC on September 9, 2005 ("Amendment No. 1)).

(e)	(5)	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.19 to Amendment No. 1).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MathStar, Inc.
By:	/s/ DOUGLAS M. PIHL
Name	Douglas M. Pihl
Title:	Chairman, President and Chief Executive Officer
Dated: June 12, 2009

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF MATHSTAR, INC.

Name	Position
Douglas M. Pihl	Chairman, President and Chief Executive Officer
Benno G. Sand	Director
Merrill A. McPeak	Director
Michael O. Maerz	Director
Richard C. Perkins	Director
John M. Jennings	Chief Accounting Officer

A-1